SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF 02.558.074/0001-73 - NIRE 35.300.158.792

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF 02.558.118/0001-65 - NIRE 31.300.025.357

TELEMIG CELULAR S.A.
Publicly-held company
CNPJ/MF 02.320.739/0001-06 NIRE 31.300.012.999

TCO IP S.A.
Closely-held company
CNPJ/MF 04.225.487/0001-61 - NIRE 35.300.357.213

NOTICE OF MATERIAL FACT

The Managements of Telemig Celular Participações S.A. (“Telemig Part.”), of Telemig Celular S.A. (“Telemig Celular”) and of Vivo Participações S.A. (“Vivo Participações”), inform that, it was approved on the shareholders extraordinary meetings of Telemig Part., Telemig Celular and TCO IP S.A., held on December 19, 2008, the corporate reorganization described in the notice of Material Fact dated of December 04, 2008, in which it was approved the total spin-off of TCO IP S.A., with the merger of part of its net worth into Telemig Celular and part into Telemig Celular Participações S.A., becoming Vivo Participações S.A. the direct shareholder of the referred companies.

São Paulo, December 19, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

www.vivo.com.br/ir
www.telemigholding.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.